Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Big Derby Distilling Company
1250 Alaskan Way
Seattle, WA 98101
https://copperworksdistilling.com/

Up to $618,000.00 in Non-Voting Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Big Derby Distilling Company
Address: 1250 Alaskan Way, Seattle, WA 98101
State of Incorporation: WA
Date Incorporated: January 13, 2011

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Non-Voting Common Stock
Offering Maximum: $618,000.00 | 1,030,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $249.60

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Bonuses

First 72 Hours

15% Bonus Shares

Next 72 Hours

10% Bonus Shares

Next Two Weeks

5% Bonus

Amount-Based Perks

$250

Receive an invitation to quarterly investor updates, plus one complimentary distillery tour for you and a guest

$1,000

Your name is displayed as an investor at Copperworks Distilling, plus 10% off a single order + Each item from the previous reward tier

$2,500

Lifetime 10% discount on all purchases from Copperworks (excluding taxes and shipping fees) + Each item from previous reward tiers

$5,000

Lifetime of tastings of our core line of spirits for you and three guests in our tasting room + Each item from previous reward tiers

$10,000

One-week early access to all special, limited-edition releases, plus an invitation to join our team for a single taste panel session (virtual or in-person) + Each item from previous reward tiers

$15,000

Private distillery tour for up to 15 people, including cask tastings and light appetizers with a Copperworks co-founder + Each item from previous reward tiers

$25,000

Spend a day with our distillers, including lunch (or dinner) with a member of our leadership team + Each item from previous reward tiers

$50,000

Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous reward tiers

$100,000

Receive an invitation to join our board of advisors + Each item from previous reward tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Company Overview

Big Derby Distilling Company dba Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in Las Vegas, Canada, Australia, Italy, Pennsylvania, and Japan.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. Our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Corporate Structure

Copperworks was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011, and formally changed its name to Big Derby Distilling Company on November 2, 2011.

Competitors and Industry

Competitors

Imported and domestically produced spirits, as well as beer, wine, and other alcoholic beverages, are all in competition for the market of beverage alcohol. In Washington State, there are over 100 distilleries, and nationally there are over 2,000.* But, we believe only a handful of distilleries produce as much or more American Single Malt Whiskey as Copperworks. The only ones we believe are in that category are: 10th Street Distillery, Balcones Distilling, Clear Creek Distillery, Santa Fe Spirits, Stranahan’s, Virginia Distilling, Westland, and Westward.

In the Washington State market, based on our knowledge, we believe only Westland Distillery is producing quantities of American Single Malt Whiskey greater than Copperworks Distilling.

*https://www.statista.com/statistics/463440/us-number-of-operating-craft-distilleries-by-state/

Industry

According to the 2022 Craft Spirits Data Project, the number of active craft distillers in the U.S. grew by 17.4% to reach a total of 2,687. The U.S. craft spirits market volume reached over 13.2 million 9-liter cases in retail sales in 2021, representing an annual growth rate of 10.4%. In value terms, the market reached $7.5 billion in sales, representing an annual growth rate of 12.2%. U.S. craft spirits market share of total U.S. spirits reached 4.9% in volume and 7.5% in value in 2021, up from 4.7% in volume and 7.1% in value in 2020. Exports of U.S. craft spirits increased by 58%, reaching 164,000 9-liter cases.

Numerous bars and restaurants in the Seattle area closed during COVID-19. We believe there is only one other distillery (Batch 206) in the Seattle market that offers a dining experience, and in the downtown location, two quality cocktail bars closed nearby (Lecosho and Heartwood Provisions), giving us a very strong market in that area. In Kenmore, there are no distilleries, and only two breweries offering food.

In both Seattle and Kenmore, event rental space is at a premium, especially in the 75-200 person range. Virtually no event spaces exist downtown of the size we have planned and we are not aware of any in Kenmore of the size we have planned, though the demand in both locations is high.

https://www.parkstreet.com/2022-craft-spirits-data-project/

https://www.bothell-reporter.com/news/copperworks-distilling-co-to-expand-with-kenmore-location/

Current Stage and Roadmap

Current Stage

Big Derby Distilling Co, DBA Copperworks Distilling Co. was incorporated in the State of Washington in January 2011.

Since then we have:

-- More than nine years of successful operation with increased annual revenues (except for 2021).

2013 - $44,565.45 (Partial Year - Began Sales in September)

2014 - $268,730.90

2015 - $353,748.74

2016 - $527,640.39

2017 - $726,201.43

2018 - $857,229.56

2019 - $895,182.31

2020 - $1,026,360.37

2021 - $846,090.00

2022 - $1,030,662.00

-- Seasoned industry professionals direct the company. Experienced, trained staff and high-capacity equipment allow quick growth.

-- Stunning showpiece distillery and tasting room in a highly visible waterfront location with an estimated 30,000 visitors per year.

-- Thorough distribution throughout Washington. New markets open in Las Vegas, Canada, Australia, Italy, Pennsylvania, and Japan.

Plans for the next 5 years include:

1) Open a tasting room, cocktail bar, and event space on a highly trafficked recreation and commuting trail in Kenmore, Washington.

2) Open cocktail bar, restaurant, and event space directly next door to existing downtown distillery location to take advantage of the increased tourist crowd and event space demand.

3) Increase production by around 5 times to over 500 casks of whiskey filled taking advantage of our new partnership with Talking Cedar Brewery and Distillery.

4) Open expanded barrel warehouse facility to store increased whiskey production.

The Team

Officers and Directors

Name: Jason Parker

Jason Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January, 2011 - Present
  Responsibilities: Company leadership. Jason Parker does not receive an annual salary and presently holds 8,474,547 shares of Common Stock.

- **Position:** Secretary
  Dates of Service: January, 2011 - Present
  Responsibilities: Manage all board and committee meeting logistics.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: November, 2011 - Present
  Responsibilities: Leadership and back-up to President. Micah Nutt does not receive an annual salary and presently holds 8,474,547 shares of Common Stock. Micah is not currently working for Copperworks in a day-to-day operational

capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: February, 2019 - Present
  Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and presently holds 3,019,245 shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $4,999,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $4,999,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow,

and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Non-Working Officer
Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time.

Small Business
Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Industry/Whiskey
The current distilled spirits market growth could slow or stop in the future which may adversely effect the company.

Reduction of Tourism
A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company.

Distribution
The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation my make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Supplier
A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the

company.

Supply Chain
Disruptions in sourcing raw materials such as glass, packaging and barrels, equipment, general supplies, and product ingredients such as grain and yeast pose a risk to our operations. Disruptions in transportation and logistics, as well as instability in the price of fuel also present risks.

Political
The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company.

Natural Disaster
An earthquake or other disaster could occur that would destroy our stocks of aging spirits and/or our entire facility. While we are insured for such occurrence, it may adversely effect the company.

Dilution
Each investor's stake in us could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or other types of investments).

Lack of Profit
We have not yet been profitable, and believe we will continue to incur net losses in future years due to expansion and growth. We may require additional capital in the future, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth, severely limit our operations, or cause us to curtail or terminate our operations.

Prohibition
The U.S. Government could enact legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

Competition
The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as mass market distilleries and conglomerates with much larger marketing budgets.

COGS
Cost of ingredients and raw materials may fluctuate. Increased costs for packaging materials and ingredients could negatively impact our margins, cash flow, financial projections, and reduce our overall revenues.

Regulatory
Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules, and regulations, there still may be risks and costs that such laws, rules, and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Past Performance/Future Results
Although we have been in operations for over 9 years and have had revenue growth every year, past performance is not a guarantee of future results.

Covid-19 Risk Factor
Our results of operations may be negatively impacted by the coronavirus outbreak or other similar events in the future. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak have been vast and are still ongoing. We currently rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have previously responded with local restrictions which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Micah Nutt	8,474,547	Common Stock	42.1%
Jason Parker (2,000,000 shares); Big Derby Distilling Company 401(k) Plan fbo Jason Parker (6,474,547 shares)	8,474,547	Common Stock	42.1%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,030,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 20,128,339 outstanding.

Voting Rights

Voting rights: 1 vote per share. Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder.

Material Rights

The Corporation and the Voting Common Shareholders were party to a certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "Voting Common Stock") owned by such Voting Common Shareholders (the "Original Shareholder Agreement").

Please see the Company's First Amended and Restated Shareholder Agreement attached as Exhibit F.

Non-Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 5,901,815 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 26,030,154 shares, includes 20,128,339 shares of voting Common Stock and 5,901,815 shares of Non-Voting Common Stock.

<u>First Amended Shareholder Agreement</u>

On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "Non-Voting Common Stock") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "Wefunder Financing"). In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "First Amended Shareholder Agreement").

Please see the Company's First Amended Shareholder Agreement attached as Exhibit F.

<u>Second Amended and Restated Shareholder Agreement</u>

This Second Amended and Restated Shareholder Agreement (this " Shareholder Agreement"), by and among the holders of Voting Common Stock, the holders of Non-Voting Common Stock and collectively with the Voting Common Shareholders, the "Shareholders"), and Big Derby Distilling Company, a Washington corporation (the "Corporation").

1. The undersigned acknowledges that the Securities will be subject to restrictions on transfer in this document and as set forth in the Company's Second Amended and Restated Shareholder Agreement (the "Shareholder Agreement"), a copy of which is attached hereto as Exhibit F, which Shareholder Agreement sets forth certain rights and restrictions related to ownership of the Securities, including, without limitation, restrictions on the sale and transfer of the Securities.

2. If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Securities.

3. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

4. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding and in compliance with the terms set forth in the Shareholders Agreement.

5. At the time of the Closing, the Company shall have received executed signature pages from the undersigned (and the undersigned's spouse, if applicable) to the Shareholder Agreement.

6. Non-Voting Securities; Limited Power of Attorney. The undersigned acknowledges that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. The undersigned, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the Company, or any other designee of the Company, as its true and lawful attorney-in-fact in the undersigned's name, place and stead, with full power of substitution, to: (a) take such actions as are permitted in this Subscription Agreement, the Company's Articles of Incorporation, the Shareholder Agreement, or otherwise with respect to the Securities, including, without limitation, executing on behalf of the undersigned all documents related to or in furtherance of any of the actions contemplated thereunder; and (b) carry out the intent of this Subscription Agreement. The undersigned hereby acknowledges that the limited power-of-attorney is coupled with an interest and is irrevocable.

7. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by Section 12(g) thereof, or that the Company is otherwise subject to registration under the Exchange Act, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (a) the Purchase Price; and (b) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase,"

and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this section, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any, person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations; (b) a general assignment for the benefit of the Company's creditors; or (c) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of share issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the “Managing Underwriter”) in connection with any underwritten or Regulation A+ offering of securities of the Company under the Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the “Market Standoff Period”). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Electronic Execution and Delivery. A digital reproduction, portable document format (“.pdf”) or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Please also see the Second Amended and Restated Shareholder Agreement attached as Exhibit F. An additional signature for the Shareholder Agreement is required and provided in the subscription agreement.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $776,980.62
  Number of Securities Sold: 1,992,258
  Use of proceeds: Operations and production.
  Date: April 29, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $1,928,661.52
  Number of Securities Sold: 3,909,557
  Use of proceeds: Capital expenditures (87% of funds), Operations (4.5% of funds), Marketing (5% of funds).
  Date: January 01, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2022.

Revenue

Revenue for the fiscal year 2021 was $846,090 compared to $1,030,662 in fiscal year 2022. This increase is due to increased sales from the Company's tasting room and wholesale accounts (bars and restaurants) improving after the COVID pandemic stabilized.

Cost of sales

Cost of Sales for fiscal year 2021 was $471,00 compared to $642,592 in fiscal year 2022. This increase is due to increased sales from the Company's tasting room and wholesale accounts (bars and restaurants) improving after the COVID pandemic stabilized and an increase in whiskey production.

Gross margins

Gross profit in 2021 was $375,089, compared to $388,070 in 2022. Gross margins as a percentage of revenue increased from 44.7% in 2021 to 37.7% in 2022.

The COVID-19 pandemic has disrupted the hospitality industry in a way that took us years to recover from.

To grow the Company's inventory of aging whiskey so we have sufficient product to sell in 3-7 years, we'll need further investments, which will most likely come from selling equity in the Company.

Historical results and cash flows:

Historical Results and Cashflows

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are limited in sales opportunities by the number of whiskey casks we produced 3-7 years ago. Therefore, if we are able to grow the

Company’s whiskey production, the Company can have increases in sales and revenue numbers that are much greater than they have been historically. The Company’s goal is to grow mature whiskey stocks to the point where annual sales can exceed the cost of producing additional whiskey for the next 3-7 years. While the Company believes it can achieve such circumstances, it is likely to take many years due to the long lead time required in making aged whiskey products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has approximately $60,820.77 in cash.

The Company currently has a revolving line of credit with Wells Fargo for a total amount available of $54,000. As of February 20, 2023, this line of credit currently has an outstanding balance of $9,745.56.

The Company also currently has a revolving line of credit with Capital One for a total amount available of $20,000. As of February 20, 2023, this line of credit currently has an outstanding balance of $6,144.41.

The Company also has a revolving line of credit with Chase Bank for a total amount available of $38,000. As of February 20, 2023, this line of credit currently has an outstanding balance of $186.67.

Personal loans from family may be an option, based on terms and availability at time of need.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations. These funds are required to support the Company’s planned growth. Whether it is through this crowdfunding campaign or other fundraising mechanisms, a cash infusion is needed to finance the Company’s new locations, increased production, and increased sales and marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has the resources to remain viable without funds from this campaign, but not to grow the Company by an amount necessary to fulfill current and future opportunities.

In the event that we are unable to raise funds, we will continue to operate but at a significantly reduced scale with fewer people, lower production rates, and pushed-back dates on the Company's expansion projects.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 to 12 months before finding alternative methods for raising funds. Although the Company's current monthly burn rate is approximately $175,000 per month, we can reduce that significantly by reducing operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to complete the expansion projects and operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

- **Creditor:** Micah Nutt
  Amount Owed: $1,653,612.00
  Interest Rate: 1.9%
  Maturity Date: November 19, 2023

- **Creditor:** John Parker
  Amount Owed: $56,082.91
  Interest Rate: 4.1%
  Maturity Date: November 20, 2023

- **Creditor:** WebBank
  Amount Owed: $100,000.00
  Interest Rate: 28.0%
  Maturity Date: January 13, 2024

Interest paid weekly.

- **Creditor:** Toyota Lift Northwest- lease agreement
Amount Owed: $17,453.00
Interest Rate: 0.0%
Maturity Date: August 14, 2025

Related Party Transactions

- **Name of Entity:** Micah Nutt
Relationship to Company: Officer
Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,653,611 to the company with a due date of 11/09/2023
Material Terms: Interest paid annually of 1.9%. On November 10, 2014, the company issued a Promissory Note to the Co-Founder and one of the biggest shareholder, Micah Nutt, in the amount of $1,750,000. The note bears the lowest rate at which interest is allowed under the Internal Revenue Code and has maturity date set on November 9, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $1,646,112.

- **Name of Entity:** John Parker
Relationship to Company: Family member
Nature / amount of interest in the transaction: Issuer of outstanding loan of $60,000
Material Terms: Loan of $60,000, 1.59% interest rate, Maturity date of 11/20/2023. On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker. The note bears an interest rate of 4.1% per annum and the maturity date is set on November 20, 2023.

Valuation

Pre-Money Valuation: $15,618,092.40

Valuation Details:

Two valuation methodologies were used, both leading to the same number:

1) Comparison of revenue multiplier to brewery and distillery acquisitions where the share prices and revenues are both publicly available. We found a 16x revenue multiplier to be within a reasonable range of the deals we reviewed.

2) By adding to the previous year's StartEngine valuation the increased value the company gained from additional whiskey barreled, contracts signed, sales territories opened, and expansion projects underway.

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 26,030,154 shares, includes 20,128,339 shares of voting Common Stock and 5,901,815 shares of Non-Voting Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  Labor, raw materials, and other operational costs associated with increasing whiskey production.

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Communications, advertising, public relations and other activities related to promoting the Copperworks brand and its retail locations. Advertising, communications, and public relations to promote our crowdfunding campaign.

- *Operations*
  35.0%
  Labor, raw materials, and other operational costs associated with increasing whiskey production.

- *Capital Expenditures*
  39.5%
  Finalizing build-out of Kenmore facility and designing and building new downtown Seattle location.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://copperworksdistilling.com/ (www.copperworksdistilling.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/copperworksdistilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Big Derby Distilling Company

[See attached]

BIG DERBY DISTILLING COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Big Derby Distilling Company
Seattle, Washington

We have reviewed the accompanying financial statements of Big Derby Distilling Company (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 15, 2023
Los Angeles, California

BIG DERBY DISTILLING COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 104,390	$ 1,012,605
Acccounts Receivable, net	76,067	84,725
Inventory	1,968,203	1,743,533
Prepaids and Other Current Assets	3,317	-
Total Current Assets	**2,151,977**	**2,840,863**
Property and Equipment, net	1,414,977	833,180
Intangible Assets	99,000	0
Right-of-Use Assets	5,390,440	-
Security Deposit	68,968	36,983
Total Assets	**$ 9,125,362**	**$ 3,711,026**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 171,341	$ 16,883
Credit Cards	20,088	39,066
Current Portion of Loans and Notes	1,707,885	61,773
Current Portion of operating lease liability	218,974	-
Other Current Liabilities	43,240	111,392
Total Current Liabilities	**2,161,529**	**229,114**
Promissory Notes and Loans	11,763	1,663,565
Right-of-Use Lease, Operating Lease	5,209,441	-
Total Liabilities	**7,382,733**	**1,892,679**
STOCKHOLDERS EQUITY		
Common Stock -Voting	20,128	20,128
Common Stock -Non-Voting	5,902	4,707
Equity Issuance Costs	(450,637)	(450,637)
Subscription Receivable	-	(525,891)
Additional Paid in Capital	3,766,819	3,768,014
Retained Earnings/(Accumulated Deficit)	(1,599,582)	(997,974)
Total Stockholders' Equity	**1,742,630**	**1,818,346**
Total Liabilities and Stockholders' Equity	**$ 9,125,362**	**$ 3,711,026**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,030,662	$	846,090
Cost of Goods Sold		642,592		471,000
Gross profit		388,070		375,089
Operating expenses				
General and Administrative		867,854		478,322
Sales and Marketing		96,116		33,476
Total operating expenses		963,970		511,797
Operating Income/(Loss)		(575,900)		(136,708)
Interest Expense		32,390		32,628
Other Loss/(Income)		(6,681)		(169,965)
Income/(Loss) before provision for income taxes		(601,608)		630
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(601,608)**	**$**	**630**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock -Voting		Common Stock -Non-Voting		Additional Paid In Capital	Equity Issuance Costs	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2020	20,128,339	$ 20,128	1,992,258	$ 1,992	$ 1,814,813	$ (58,274)	$ -	$ (998,604)	$ 780,056
Issuance of Stock			2,714,532	2,715	1,953,201	(392,363)	(525,891)		1,037,661
Net income/(loss)								630	630
Balance—December 31, 2021	20,128,339	20,128	4,706,790	4,707	3,768,014	(450,637)	(525,891)	$ (997,974)	$ 1,818,346
Issuance of Stock			1,195,025	1,195			525,891		525,891
Net income/(loss)								(601,608)	(601,608)
Balance—December 31, 2022	20,128,339	$ 20,128	5,901,815	$ 5,902	$ 3,766,819	$ (450,637)	$ -	$ (1,599,582)	$ 1,742,630

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(601,608)	$	630
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		89,999		68,796
Amortization of Intangibles		-		1,817
Changes in operating assets and liabilities:				
Acccounts receivable, net		8,659		(61,758)
Inventory		(224,670)		(35,103)
Prepaids and Other Current Assets		(3,317)		397
Accounts Payable		154,459		16,883
Credit Cards		(18,978)		24,016
Other Current Liabilities		(68,152)		12,537
Security Deposit		(31,986)		5,506
Net cash provided/(used) by operating activities		**(695,594)**		**33,720**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(671,796)		(31,750)
Right-of-Use Assets		(5,390,440)		
Purchases of Intangible Assets		(99,000)		-
Net cash provided/(used) in investing activities		**(6,161,237)**		**(31,750)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		525,891		1,037,661
Repayment of Promissory Notes and Loans		(5,690)		(34,551)
Right-of-Use Lease		5,428,415		-
Net cash provided/(used) by financing activities		**5,948,616**		**1,003,110**
Change in Cash		(908,215)		1,005,080
Cash—beginning of year		1,012,605		7,525
Cash—end of year	**$**	**104,390**	**$**	**1,012,605**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	32,390	$	32,628
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Big Derby Distilling Company was incorporated on January 13, 2011, in the state of Washington under a name Derby Distilling Company. On November 2, 2011, the company changed the name to Big Derby Distilling Company. The financial statements of Big Derby Distilling Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company manufactures and retails alcoholic beverages under the brand Copperworks. Copperworks Distilling Company is a locally owned and operated craft distillery, tasting room and gift shop located on the downtown Seattle waterfront. Copperworks creates award-winning American Single Malt Whiskey, a series of gins, and a vodka -- all made from malted barley and distilled in traditional Scottish stills. Copperworks was named "Distillery of the Year" in 2018 by the American Distilling Institute.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $511,472, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture	5-7 years
Leasehold Improvement	15 years
Tasting Room	30 years
Equipment	5-7 years
Stillhouse and warehouse	30 years
Software	5-7 years
Other property and equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its logo design costs which have an indefinite lifespan.

Income Taxes

Big Derby Distilling Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of alcoholic beverages under the brand Copperworks.

Cost of sales

Costs of sale include the cost of goods sold, shipping, freight & delivery, and freight costs & import fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $96,116 and $33,476, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term.

We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	180,167	164,663
Work in progress	1,788,036	1,578,870
Total Inventory	**$ 1,968,203**	**$ 1,743,533**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expense	3,317	-
Total Prepaids and Other Current Assets	**$ 3,317**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Deposits, Non-rental	2,450	2,450
Gift Certificate	15,534	12,813
Payroll payable	25,256	2,094
Tax Payable	-	14,560
Deferred Rent	-	79,476
Total Other Current Liabilities	**$ 43,240**	**$ 111,392**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Construction in Progress	$ 141,332	$ 48,980
Furniture	32,813	10,322
Leasehold Improvement	1,002,245	500,133
Tasting Room	49,066	44,108
Equipment	14,057	865
Stillhouse and warehouse	917,578	904,186
Software	2,000	2,000
Other property and equipment	100,990	77,691
Property and Equipment, at Cost	**2,260,082**	**1,588,286**
Accumulated depreciation	(845,105)	(755,106)
Property and Equipment, Net	**$ 1,414,977**	**$ 833,180**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $89,999 and $68,796, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Logo Design	$ 141,749	$ 42,749
Website	4,850	4,850
Intangible assets, at cost	**146,599**	**47,599**
Accumulated amortization	(47,599)	(47,599)
Intangible assets, Net	**$ 99,000**	**$ 0**

Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $0 and $1,817, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock- Voting

The Company is authorized to issue 37,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 20,128,339 shares have been issued and are outstanding.

Common Stock- Non-Voting

The Company is authorized to issue 3,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 5,901,815 shares have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022 Interest Expense	For the Year Ended December 2022 Accrued Interest	For the Year Ended December 2022 Current Portion	For the Year Ended December 2022 Non-Current Portion	For the Year Ended December 2022 Total Indebtedness	For the Year Ended December 2021 Interest Expense	For the Year Ended December 2021 Accrued Interest	For the Year Ended December 2021 Current Portion	For the Year Ended December 2021 Non-Current Portion	For the Year Ended December 2021 Total Indebtedness
Promissory Note - John D Parker	$ 56,083	4.10%	11/20/2022	11/20/2023	$ 2,299	258	$ 56,083	$ -	$ 56,341	$ -	$ -	$ 56,083	$ -	$ 56,083
Mican Leiff Nutt- Promissory Note	$ 1,653,612	1.90%	6/8/2016	11/9/2023	$ 31,419	201,079	$ 1,646,112	$ -	$ 1,646,112	$ 31,419	$ 169,861	$ -	$ 1,646,112	$ 1,815,772
Toyota Lift Northwest- lease agreement	$ 36,812		8/14/2020	8/14/2025	$ -	-	$ 5,690	11,763	$ 17,453	$ -	$ -	$ 5,690	$ 17,453	$ 23,144
Total					$ 33,718	$ 201,337	$ 1,707,885	$ 11,763	$ 1,719,906	$ 31,419	$ 169,861	$ 61,773	$ 1,663,565	$ 1,894,999

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 1,707,885
2024	5,690
2025	6,073
2026	-
2027	-
Thereafter	-
Total	**$ 1,719,648**

Leases

We have entered into three operating lease agreements mostly for certain of business premises. Our leases have original lease periods expiring between 2036 and 2042. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		As of December 31, 2022
Assets		
Right of use asset, net	$	5,428,415
Cash	$	-
Liabilities		
Current portion of lease obligation	$	218,974
Lease obligation	$	5,209,441

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 5,489,875
Lease payments	(61,460)
Balance at end of period	$ 5,428,415

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 218,974
2024	252,355
2025	273,721
2026	291,021
2027	298,617
Thereafter	4,093,727
Total	**$ 5,428,415**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (175,970)	$ -
Valuation Allowance	175,970	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (281,687)	$ (105,717)
Valuation Allowance	281,687	105,717
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $202,237, and the Company had state net operating loss ("NOL") carryforwards of approximately $79,450. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On November 10, 2014, the company issued a Promissory Note to the Co-Founder and one of the biggest shareholder, Micah Nutt, in the amount of $1,750,000. The note bears the lowest rate at which interest is allowed under the Internal Revenue Code and has maturity date set on November 9, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $1,646,112.

On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker. The note bears an interest rate of 4.1% per annum and the maturity date is set on November 20, 2023.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

On the third day of January in the year 2023, the company filed its Third Amended and Restated Articles of Incorporation, wherein it is stated that there shall be no par value per share (both, common and preferred stock).

On January 13, 2023, the company received a business loan agreement with WebBank in the amount of $100,000. Origination fee is 2.99% and the loan repayment include fifty-two (52) weekly installments of $2,461.54.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $575,900, an operating cash flow loss of $695,594, and liquid assets in cash of $104,390, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Copperworks Distilling Company is not live or open to the public at this moment.

INVEST IN COPPERWORKS DISTILLING COMPANY TODAY!

Award-Winning Craft Distillery Expanding in the Seattle Area

Copperworks is a craft distillery, tasting room, and retail store in Seattle currently adding multiple new locations. As demand for our award-winning spirits rises, we plan to expand ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SEATTLE WASHINGTON
COPPERWORKS

$0 Raised

REASONS TO INVEST

- Led by a team with decades of industry experience, Copperworks has achieved nine years of successful operation with record spirit sales and whiskey production in 2022, and fundraising campaigns that have raised over $2.75 million.
- Copperworks has two new locations in the works to increase customer engagement opportunities and create substantial revenue streams. One location is in the final phase of construction; the other is in the design phase.
- Copperworks has dramatically increased production capacity by partnering with a state-of-the-art facility. We are now able to grow production to five times our previous capacity as demand for our award-winning spirits rises.

Invest Now
$0.60 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249.60	$15.62M

Since Our Last Raise ...

Achieved **record high revenue numbers** (excl. hand sanitizer sales) in 2022

Leased, permitted, & began construction of **a new tasting room & cocktail bar in Kenmore, WA** just north of Seattle

Leased & began designing a **downtown cocktail bar & event space** next to Copperworks' original location

Filled a **record number of whiskey casks** in 2022

The TTB proposed an official definition for **American Single Malt Whiskey**

Partnered with Talking Cedar Brewery and Distillery to **dramatically increase our production capacity from 125 barrels per year to over 500 barrels per year** with no additional capital expenditures

Lucrative Opportunities in a Growing Market

Copperworks was founded by craft brewers with more than 30 years of experience in the alcohol industry. We built our distillery to answer the question: how would spirits taste if they were distilled from superior craft beer (without hops) instead of the typical methods and ingredients of conventional distilleries? The answer led Copperworks to become a pioneer in producing American Single Malt Whiskey, a fast-growing spirits category with substantial national and international market opportunity.

3 High-Potential Expansion Projects

are underway to capitalize on

Growing Demand

for our spirits



1 A new tasting room & cocktail bar in Kenmore
a fast-growing community north of Seattle, set to open in Summer 2023

2 A new downtown Seattle restaurant, cocktail bar, and event space
located next to Copperworks' current waterfront distillery

3 An expected 5X increase in production capacity
with an immediate increase in whiskey production*

Expected increase as a result of partnerships and planned business activities

THE PROBLEM

Currently Lack the Capacity to Meet Our Growing Demand and Opportunities


COPPERWORKS DISTILLING CO.
KENMORE, WA

Insufficient space for customer engagement and revenue opportunities:
Our customers want craft cocktails and food offerings, but the physical space is insufficient to provide either in our current facility.

Insufficient space for private events:
We must turn away lucrative, high-margin rental contracts for private events due to lack of space in our current facility.

Market demand outpaces Copperworks' whiskey manufacturing and storage:
Copperworks is unable to produce and warehouse sufficient whiskey to fulfill the exponential growth we're experiencing in market demand. We frequently must turn down domestic and export market opportunities due to insufficient inventory.

Images are computer-generated demo versions. Expansion is currently under development.

THE MARKET

Growing Opportunity in Craft Spirits

We believe Copperworks is well positioned to capitalize on the substantial and consistent growth of the craft spirits market and, more specifically, the American whiskey market. Combined, these two categories create an untapped market opportunity.

The U.S. Craft Spirits Market

has grown rapidly since 2010, with an estimated value predicted to hit upwards of

$40 Billion

by 2026

The American Whiskey Market

specifically is expected to grow at a CAGR of 9.9% from 2019 to reach

$16.8 Billion

by 2025

Sources: American Craft Spirits, Globe NewsWire

> **American single malt whiskey is the fastest-growing whiskey category in the United States.**
>
> FORBES, July 2022

Source: *Forbes*

Projected Market Growth


Craft Spirits
American Whiskey
$26B
$20B
$14B
$8B
2018
2019
2020
2021
2022
2024
2025

Leaders in the Field


2018
Distillery Of The Year
American Distilling Institute
Distillery of the Year
2018
Copperworks Distilling Company

Copperworks was honored to be named the 2018 Distillery of the Year by the American Distilling Institute. Our whiskey and gin have won numerous awards in prestigious spirits competitions, including multiple Double Gold medals and consistent scores of 90+ points. (source)



COPPER WORKS
WHISKEY
GIN
NYISC 2022
91
IWSC 90pts

As an early innovator in the American Single Malt Whiskey category, Copperworks is an established leader and well-respected brand in this rapidly growing spirits category. The Alcohol and Tobacco Tax and Trade Bureau (often called the "TTB") is in the final stages of approving American Single Malt Whiskey as a legally recognized whiskey in America. Copperworks was a founding member of the American Single Malt Whiskey Commission—the organization that drafted the proposed rules and organized the formal request to the TTB and one of the few remaining independent distilleries producing significant volumes of this type of whiskey.



ASMWC
Jason Parker
President & Co-Founder
American Craft Spirits Association
Jeff Kanof
Vice President & Co-Owner

Copperworks leadership team holds (and has previously held) prominent positions of leadership in the U.S. craft spirits industry. Copperworks President, Jason Parker, serves as an officer of the American Single Malt Whiskey Commission and as a board member for the Craft Maltsters Guild. Jason was also Board Chair for the Washington Distillers Guild. Copperworks Vice President, Jeff Kanof, serves as a board member for the American Craft Spirits Association and he has also served as a past officer of that organization.

Local Opportunities

The Seattle waterfront is completing a
$728M Redevelopment
that will dramatically increase public access & visitor foot traffic to Copperworks' original location & new cocktail bar, restaurant, & event space.



14-21 Million
projected growth for guests by the time Overlook Park and the Aquarium expansion open
6.9 Million
waterfront-traffic guest count estimates in 2017 by the Historic Waterfront Association

In the fast growing community of Kenmore, Copperworks' new tasting room and cocktail bar will be ideally located in the Brewing District
next to a heavily trafficked bike trail.

Source: Waterfront Seattle, Seattle Business, Wikipedia

THE SOLUTION

A Multi-Pronged Expansion Is Underway to Meet Growing Demand

Our solution to increase production and customer experience opportunities includes three projects that are well underway:

1. Kenmore

Tasting Room, Cocktail Bar, And Event Space

Location:	Capacity:	Benefit:
Kenmore (North of Seattle)	up to 350 guests per day (indoor & outdoor)	located directly on Burke-Gilman Trail (2,000 visitors/day)


PERWORKS DISTILLING

Images are computer-generated demo versions. Expansion is currently under development.

Source: Rails to Trails

2. Downtown Seattle

Cocktail Bar, Restaurant, And Event Space

Location:	Space:	Benefit:
next to our current distillery & tasting room	up to 400 guests per day (expanded from 150)	7,000 square feet on the Seattle waterfront (~20M visitors/year)



Images are computer-generated demo versions. Expansion is currently under development.

Source: Waterfront Seattle

3. Increased Production Capacity

Through Talking Cedar Partnership



Expected Benefits:

- immediate 3x increase in our whiskey production
- 5x future increase in our production capacity
- saves millions in capital expenditures
- more whiskey will be available sooner than originally expected

WHY INVEST

A Successful, Established Operation with a Competitive Edge

The Copperworks team has significant experience building beverage production plants and providing outstanding customer experiences.

Copperworks' expansion plan will enable the company to grow into a major regional craft spirits producer with targeted national and international distribution and an attraction that offers world-class customer experiences in the downtown and greater Seattle area.


Why Copperworks?
Why Now?

1 With nearly a decade of successful operation, record numbers in 2022, & the honor of being named Distillery of the Year, **our team has a proven track record**

2 By increasing whiskey production immediately, **we'll have the inventory to meet demand** as the popularity of American Single Malt grows in the coming years, both in the U.S. & abroad

3 **We believe our new locations may create substantial revenue streams** & by completing them now, we will be ready to accommodate the rapid rise of tourist traffic in the next few years, in our view

Copperworks' brand, team, and product quality are in an ideal position to capitalize on the rapidly expanding sales opportunities for American Single Malt Whiskey. Our expanded customer capacity and service offerings will enable the company to become one of the primary providers of spirits enjoyment and education in the Pacific Northwest. The market opportunities exist now, and Copperworks needs to expand now to take advantage of these and future growth opportunities.

We invite you to join the exciting opportunity to bring Copperworks' innovative, award-winning craft spirits and entertaining activities to as many customers as possible in the Pacific Northwest, U.S., and beyond.

ABOUT

HEADQUARTERS
1250 Alaskan Way
Seattle, WA 98101

WEBSITE
View Site

Copperworks is a craft distillery, tasting room, and retail store in Seattle currently adding multiple new locations. As demand for our award-winning spirits rises, we plan to expand with new tasting rooms, cocktail bars and event spaces, and a major increase to our whiskey production.

TEAM



Jason Parker
Co-Founder, President

Jason was raised in Kentucky and may have a touch of bourbon in his blood. Maybe that's what got him into craft beer brewing in the early days before there was even a microbrew scene in Seattle. With degrees in chemistry and microbiology and a love of fine beer, he became the first brewer at Pike Place Brewery in 1989. He went on to refine his craft with Fish Brewing Company, Redhook, and work as Brewmaster at Pyramid Breweries. He partnered with Micah Nutt to open Copperworks in 2013. A long-time advocate for craft brewing, craft malting, and craft distilling, Jason served as Board Member and chair of the Washington Distiller's Guild. He led Copperworks to become a founding member of the American Single Malt Whiskey Commission and now serves on the Board of Directors of the Craft Maltsters Guild.



Jeff Kanof
Co-Owner, Vice President

Jeff is a recovering attorney, having left his law firm job in New York City for the Northwest to focus on his passion for fine spirits. He cut his teeth in Seattle by helping to launch Letterpress Distilling. Always an avid beer fan, Jeff spent a month in Belgium seeking out some of the world's best beers. His interest in complex flavors and craftsmanship led him to explore American whiskey. Countless bottles later, he realized he had fallen in love with spirits and the art of mixing drinks. Jeff joined Copperworks in time to help bottle the first batch of spirits and now directs sales and a huge range of other functions at Copperworks. He also serves on the Board of Directors of the American Craft Spirits Association.



Micah Nutt
Co-Founder, Distiller Emeritus

With a background in computer programming, Micah has been a skilled and passionate homebrewer since the 1980s. He and Jason spent two decades homebrewing together before cofounding Copperworks Distilling Company. Micah oversaw the development of the distillery and headed the production department until his retirement. In 2018, Micah was named Distiller Emeritus, having trained several distillers to follow in his footsteps. He now enjoys traveling and spending time with his wife. Among his many talents is wood working; he rebuilt and refined the stunning antique bar featured in Copperworks' tasting room in downtown Seattle.



Thomas Paessler
Head Distiller

Thomas joined Copperworks in 2019 after several years distilling at Sound Spirits Distillery, the first distillery opened in Seattle following Prohibition. Originally from Kentucky, Thomas came to the Pacific Northwest by way of Texas where his career in spirits began behind the bar. In early 2021, Thomas took charge of production operations at Copperworks. Driven by quality and with a clear passion for his craft, he is fascinated by the transformative process of distilling and sees "something very romantic about the relationships in nature and in distillation," believing that the how and why of doing something is just as important as the technical process.



Matt "Skinny" Roberts
Distiller

Hailing from Houston, Texas, Skinny made his way to Seattle in 2016. After a decade as a professional brewer, during which he oversaw barrel aging, special projects, and a recipe development program, Skinny made the transition to distilling by joining the Copperworks team. With a passion for quality and efficiency of process, Skinny takes pride in the act and art of creating. He enjoys building vintage motorbikes and vehicles, playing music, and spending time in the wilderness where he draws inspiration from the Pacific Northwest's diversity of climates and scenery.



Abigail Belknap
Marketing & Communications Manager

Born and raised in bourbon country, Abigail recently transitioned from the Bluegrass to the Evergreen State. And, from bourbon to single malt whiskey. After studying journalism and teaching English abroad for several years, she realized her aptitude for storytelling and love for bringing people together through education or a bottle of whiskey. This led her back to her roots in Kentucky where she took her first official steps into the spirits industry at Castle & Key Distillery. After four years focusing on hospitality and sales, Abigail is excited to explore the world of marketing and communications at Copperworks.



Addison Frandle
Tasting Room Manager

Addison is a lifelong Seattleite and began his professional career with the Burke Museum of Natural History and Culture, bringing educational museum programs to schools around Washington. After impulsively taking an “Intro to Distilling” class, he began thinking of how to combine his passion for education with a newfound interest in craft spirits. After starting out as a tour guide and occasional bartender for another local distillery, Addison now oversees Copperworks’ tasting room and tour operations. His favorite part of the job? Being able to make other people’s days a little bit brighter while sharing his knowledge and stories. And the whiskey, of course. He appreciates that “every decision at Copperworks is made with our mission in mind, from our commitment to environmentally sustainable practices to prioritizing a fun, authentic, educational experience for all guests.”



Jack Filipponi
Special Projects

Jack recently moved from sunny San Diego to Seattle in search of a new adventure. While studying and playing soccer at Whitman College in Walla Walla, Washington, Jack felt a connection with the Pacific Northwest and, after graduating in 2020, found his way into the spirits industry thanks to a fellow alumnus. Jack finds that when it comes to craft spirits, people are committed to producing an excellent product they are proud to share and he enjoys being part of the collaborative nature of the industry. He currently works on a wide variety of special projects at Copperworks and helps manage a soccer league in the Seattle area.



Stefanie Goldstein
Bookkeeper

Stefanie brings over 30 years of bookkeeping and accounting experience to the Copperworks team. She has previously worked for such esteemed organizations as the San Francisco Ballet, Lucasfilm, and Glide Memorial Foundation. A classical singer and voice teacher, she plays regular gigs in the greater Seattle area in a band alongside her husband.

TERMS

Copperworks Distilling Company

Overview

PRICE PER SHARE
$0.60

VALUATION
$15.62M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$249.60

OFFERING TYPE
Equity

MAX INVESTMENT
$618,000

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
16,666

MAX NUMBER OF SHARES OFFERED
1,030,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses**

Time-Based Bonuses

First 72 Hours

15% Bonus Shares

Next 72 Hours

10% Bonus Shares

Next Two Weeks

5% Bonus

Amount-Based Perks

$250

Receive an invitation to quarterly investor updates, plus one complimentary distillery tour for you and a guest

$1,000

Your name is displayed as an investor at Copperworks Distilling, plus 10% off a single order + Each item from the previous reward tier

$2,500

Lifetime 10% discount on all purchases from Copperworks (excluding taxes and shipping fees) + Each item from previous reward tiers

$5,000

Lifetime of tastings of our core line of spirits for you and three guests in our tasting room + Each item from previous reward tiers

$10,000

One-week early access to all special, limited-edition releases, plus an invitation to join our team for a single taste panel session (virtual or in-person) + Each item from previous reward tiers

$15,000

Private distillery tour for up to 15 people, including cask tastings and light appetizers with a Copperworks co-founder + Each item from previous reward tiers

$25,000

Spend a day with our distillers, including lunch (or dinner) with a member of our leadership team + Each item from previous reward tiers

$50,000

Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous reward tiers

$100,000

Receive an invitation to join our board of advisors + Each item from previous reward tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

PRESS

The Seattle Times

The Seattle Times

Seattle whiskey company named best craft distillery in America

View Article

THE SPIRITS BUSINESS

The Spirits Business

American single malt definition could boost growth

View Article

The Whiskey Wash

The Whiskey Wash

Interview: Copperworks Talks American Single Malt Made With American Peat

View Article

Bartender Spirits Awards

Bartenders Spirits Awards

Building the American Single Malt Whiskey

View Article

Forbes

Forbes

Why You Should Explore Washington's Whisky Distilleries

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

☒ Hi. I'm Jason Parker, co-founder and president of Copperworks Distilling Company

☒ Copperworks Distilling is a showpiece distillery and tasting room located on the downtown Seattle waterfront. (Video pan of waterfront from waterfront to entrance sign and door)

☒ We opened in 2013 and have been growing every year. Our products are now distributed in 300 bars and restaurants in Washington State, and we export to three additional states and four countries. We also ship directly to customers in most states.)

☒ We were awarded the American Distilling Institute's "Distillery of the Year" in 2018.

☒ And we've won some of the highest awards and competitions--including double gold for our whiskey and our cask finished gin in both the 2022 San Francisco Spirits Competition and the 2022 New York International Spirit Competition. And the Beverage Tasting Institute awarded our Cask Finished Gin 95 points and the "Best Barrel Aged Gin."

☒ Last year we raised money on StartEngine to help fund three major projects designed to accelerate our growth: building a new tasting room in the community of Kenmore, WA,

☒ building a new cocktail bar and event center next door to our downtown Seattle distillery,

☒ and dramatically increasing our production of American Single Malt whiskey.

☒ We're delighted to say that all three of these projects have started and are well under way!

☒ The Kenmore location has been designed and constructed and is awaiting the installation of the kitchen and landscaping, with a target opening date of Summer, 2023. This location will give us a chance to engage with many, many more customers and help us increase our customer experience north of Lake Washington. It will also create a substantial new revenue stream.

☒ The downtown Seattle location for our new cocktail bar and event center has been leased and is now in the design phase. When this location is completed, we will be in a great position to take advantage of the dramatic growth of tourists expected on the Seattle waterfront in the coming years.

☒ And we have dramatically increased our production capacity by working with Talking Cedar Brewery and Distillery. By partnering with this tribal-owned, state-of-the-art facility, we've been able to increase our brewing capacity immediately and no longer need to build our own brewery to grow our production. This saves us millions in capital expenditures and means this whiskey produced will be available for sale even sooner. We've barreled more whiskey in 2022 than any year prior, and are on track to continuously increase our production with your financial help.

☒ Despite the setbacks to the industry during the pandemic, Copperworks has steadily grown and positioned ourselves as a leader in the production of both American Single Malt Whiskey.

☒ We invited you to become an investor and Co-Owner of Copperworks Distilling as we build our momentum to grow our sales and customer engagements. We are very excited about these opportunities to grow and would love to have you join us as an investor and Co-Owner of Copperworks Distilling.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BIG DERBY DISTILLING COMPANY
FIRST AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This First Amended and Restated Shareholder Agreement (this "Agreement") is made as of this 31st day of January, 2020 (the "Effective Date"), by and among the holders of Voting Common Stock (as defined below) (the "Voting Common Shareholders"), the holders of Non-Voting Common Stock (as defined below) (the "Non-Voting Common Shareholders" and collectively with the Voting Common Shareholders, the "Shareholders"), and Big Derby Distilling Company, a Washington corporation (the "Corporation"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A. The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "Voting Common Stock") owned by such Voting Common Shareholders (the "Original Shareholders Agreement").

B. On or about the Effective Date, the Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "Non-Voting Common Stock") pursuant to certain Subscription Agreements by and between the Corporation and the Non-Voting Common Shareholders (the "Purchase Agreements").

C. As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the Original Shareholders Agreement on the terms set forth in this Agreement and to add the Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "Common Stock") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "Offered Shareholder"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such Voting Common Shareholder ("Shareholder Beneficial Owners"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "Shareholder".

(a) For the purpose of this Section 1, "New Securities" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "Offer Notice") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "Offer Period"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "Exempted Securities" means any shares of Common Stock issued in connection with:

A. a stock dividend, stock split or any similar recapitalization;

B. the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "Transfer"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b) below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) Transfer Notice. If a Voting Common Shareholder (the "Selling Shareholder") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "Non-Selling Shareholders") written notice of its intent to make the Transfer (the "Transfer Notice"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("Offered Shares"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option*. The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's** Notice Period") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option*. In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "Shareholder Notice Period") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) Purchase Price. The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) Non-Exercise of Rights. If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) Transfers in Violation of Agreement. A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3. Drag-Along.

(a) Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "Majority Shareholders") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "Sale"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "Minority Shareholders") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b) Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "Sale Notice") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4. Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "Tag-along Shareholder") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not

materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("Tag-along Right").

(a) Tag-Along Notice. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "Tag-along Notice") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) Election of Tag-along Right. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "Tag-along Election Notice") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "Co-Selling Shareholders") immediately prior to the time of the Sale (the "Co-Sale Shares"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) Tag-along Procedure. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with the transfer and assignment of Co-Sale Shares pursuant to this Section 4(c), then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d) Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6. Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "Qualified IPO");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, provided that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; provided, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and provided further that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d) Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; provided, that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Spousal Interest in Shares of Common Stock. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit A. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[signature page follows]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:________________________________
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

____
(print entity name)

By: _______________________________

Print Name: _________________________

Title: ______________________________

Address for Notice:

____

____

If an individual:

By: _______________________________

Print Name: _________________________

Address for Notice:

____

____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of January 31, 2020)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	20,128,339	100.00%	100.00%

NON-VOTING COMMON SHAREHOLDERS
(as of January 31, 2019)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL			

EXHIBIT A

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, ______________________________, spouse of ____________________________, have read and approve the foregoing First Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "Agreement"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

____
(Signature)

____
(Printed Name)

BIG DERBY DISTILLING COMPANY
SECOND AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This Second Amended and Restated Shareholder Agreement (this "**Agreement**") is made as of this 19th day of July, 2021 (the "**Effective Date**"), by and among the holders of Voting Common Stock (as defined below) (the "**Voting Common Shareholders**"), the holders of Non-Voting Common Stock (as defined below) (the "**Non-Voting Common Shareholders**" and collectively with the Voting Common Shareholders, the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A. The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "**Voting Common Stock**") owned by such Voting Common Shareholders (the "**Original Shareholder Agreement**").

B. On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "**Non-Voting Common Stock**") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "**Wefunder Financing**").

C. In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "**First Amended Shareholder Agreement**").

D. On or about the Effective Date, certain Non-Voting Common Shareholders purchased shares of Non-Voting Common Stock pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders (the "**Purchase Agreements**") as part of the Corporation's StartEngine Regulation Crowdfunding financing.

E. As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the First Amended Shareholder Agreement on the terms set forth in this Agreement and to add the additional Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "**Common Stock**") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Voting Common Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a) For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "**Offer Notice**") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means any shares of Common Stock issued in connection with:

A. a stock dividend, stock split or any similar recapitalization;

B. the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "**Transfer**"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "**Securities Act**"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b) below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) *Transfer Notice*. If a Voting Common Shareholder (the "**Selling Shareholder**") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "**Non-Selling Shareholders**") written notice of its intent to make the Transfer (the "**Transfer Notice**"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("**Offered Shares**"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option*. The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's Notice Period**") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option*. In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "**Shareholder Notice Period**") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) *Purchase Price*. The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) *Non-Exercise of Rights*. If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer

Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) Transfers in Violation of Agreement. A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3. Drag-Along.

(a) Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "**Majority Shareholders**") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "**Minority Shareholders**") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b) Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "**Sale Notice**") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4. Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "**Tag-along Shareholder**") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("**Tag-along Right**").

(a) Tag-Along Notice. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "**Tag-along Notice**") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) Election of Tag-along Right. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "**Tag-along Election Notice**") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) Tag-along Procedure. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with the transfer and assignment of Co-Sale Shares pursuant to this Section 4(c), then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d) Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6. Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, *provided* that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d) Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Spousal Interest in Shares of Common Stock. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit A. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[*signature page follows*]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:__________________________________
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

____
(print entity name)

By: ________________________________

Print Name: __________________________

Title: _______________________________

Address for Notice:

____

____

If an individual:

By: ________________________________

Print Name: __________________________

Address for Notice:

____

____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	**20,128,339**	**100.00%**	**90.99%**

NON-VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL	**1,992,258**	**100.00%**	**9.01%**

<u>EXHIBIT A</u>

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, ______________________________, spouse of ___________________________, have read and approve the foregoing Second Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "**Agreement**"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

____
(Signature)

____
(Printed Name)


COPPERWORKS
IS EXPANDING!
READY TO JOIN US?
COPPERWORKS DISTILLING CO.

Copperworks Distilling & Tasting Room

Published by Abigail Belknap [?]
Like This Page · February 16 ·

A new opportunity to invest in Copperworks is coming soon!

In 2021, we raised nearly $2 million through a crowdfunding campaign. This allowed us to break ground on the following projects to accommodate growing demand for our award-winning craft spirits and offer new customer experiences:

1. A new tasting room, cocktail bar, and event space in Kenmore, WA (currently in the final stages of construction with a target opening date of summer 2023)

2. A new cocktail bar, restaurant, and event space in downtown Seattle (located next door to our current waterfront distillery)

3. A major increase in our whiskey production!

Now, we need your help to cross the finish line. If

Comment as Copperwork...

Press Enter to post.


COPPERWORKS
IS EXPANDING!
READY TO JOIN US?
COPPERWORKS DISTILLING CO.

3. A major increase in our whiskey production!

Now, we need your help to cross the finish line. If you're interested in becoming an investor or simply want to learn more about our expansion plans, please visit CopperworksDistilling.com and let us know!

Already an investor? Thank you! Your support means the world to us and has put us on track to complete these projects. We invite you to invest again and help us spread the word to others who may be interested.

Stay tuned for updates and more details in the coming weeks!

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no
part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.


1/9
COPPERWORKS IS EXPANDING!
READY TO JOIN US?
copperworksdistilling
copperworksdistilling We're expanding and a new opportunity to invest in Copperworks is coming soon! Swipe to learn about our projects and let us know if you'd like more info via the link in bio.
Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.
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FEBRUARY 16
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COPPERWORKS IS EXPANDING!

READY TO JOIN US?

OUR PROJECTS

In 2021, we raised nearly $2 million through a crowdfunding campaign. This allowed us to break ground on the following projects to accommodate growing demand for our award-winning craft spirits and capitalize on new customer experiences:

1. A new tasting room, cocktail bar, and event space in Kenmore, WA


SPIRITS TASTING
COCKTAILS & FOOD
COPPERWORKS DISTILLING CO.
KENMORE, WA

We are currently in the final stages of construction and plan to open in summer 2023.

2. A new restaurant, cocktail bar, and event space in downtown Seattle


COPPE

Located next door to our distillery on the downtown waterfront, this space is in the design phase.

3. A major increase in our whiskey production


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY™
MALT WHISKEY
LOT NO. 2015F03-P
BARREL NO 92
PROOF 110.0

More Copperworks American Single Malt Whiskey is on the way!

Now, we need your help to cross the finish line.

BECOME A COPPERWORKS INVESTOR

We're moving towards another crowdfunding campaign and would like to gauge public interest in this exciting opportunity to invest in Copperworks. If you're interested or would simply like to know more about our expansion plans, let us know by completing our interest form at CopperworksDistilling.com. Thank you!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Get rewarded for investing!

Copperworks Distilling Co. <Marketing@CopperworksDistilling.com>
Thu 3/16/2023 12:00 PM
To: Abigail Belknap <Abigail@copperworksdistilling.com>

View this email in your browser

FROM GREAT BREWING COMES GREAT SPIRITS
COPPERWORKS DISTILLING CO.
SEATTLE, WA

Get rewarded for investing in Copperworks!

Thank you for your interest in the exciting opportunity to invest in Copperworks. As we continue preparing to launch our next crowdfunding campaign, we want to keep you informed on what to expect and how you can make the most of your investment.



Of course, the biggest reward will be the investment itself! We're pleased to offer additional "bonus" rewards to help you get to know Copperworks even better as you support our mission to craft high quality spirits.

Enjoy this sneak peek of the rewards (based on the investment amount) that will be available once our crowdfunding campaign launches. Multiple investments in a single offering may be combined for greater rewards. Stay tuned for more details as we prepare to launch!

Investment of $250+
Receive an invitation to quarterly investor updates, plus one complimentary distillery tour for you and a guest.

$1,000+
Your name displayed as an investor at Copperworks Distilling Co., plus 10% off a single order + *each item from the previous tier.*

$2,500+
Lifetime 10% discount on purchases from all Copperworks locations and online store (excluding taxes and shipping fees) + *each item from the previous tier.*

$5,000+
Lifetime of tastings of our core line of spirits for you and three guests in our tasting room + *each item from the previous tier.*

$10,000+
One-week early access to all special, limited-edition releases, plus an invitation to join our team for a single taste panel session (virtual or in-person) + *each item from the previous tier.*

$15,000+
Private distillery tour for up to 15 people, including cask tastings and light appetizers with a Copperworks co-founder + *each item from the previous tier.*

$25,000+
Spend a day with our distillers, including lunch (or dinner) with a member of our leadership team + *each item from the previous tier.*

$50,000+
Help select a single cask of whiskey to be bottled and sold to the public + *each item from the previous tier.*

$100,000+
Receive an invitation to join our board of advisors + *each item from the previous tier.*

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Join Us For Tours And Tastings

Open seven days a week


SEATTLE, WASHINGTON
COPPERWORKS
MALT WHISKEY

Make reservations now

Copperworks Spirits In Stock

Free shipping on orders of $115


COPPER WORKS
GIN
COPPER WORKS
GIN
COPPER WORKS
WHISKEY
COPPER WORKS
WHISKEY
COPPER WORKS
PLUM GIN

Shop spirits now

Our distillery and tasting room is located at:
1250 Alaskan Way, Seattle, WA 98101

You can update your preferences or unsubscribe from this list.
**Note: Unsubscribing will cause you to lose access to all emails from Copperworks. If you are already an investor, you will lose access to important shareholder messages.*

Seattle Tasting Room Hours
Sun–Mon | noon – 5pm
Tue–Thurs | noon – 6pm
Fri–Sat | noon – 7pm

Distillery Tours
Fridays and Saturdays
Get reservations.

Parking validation available.

We're expanding!

Copperworks Distilling Co. <Marketing@CopperworksDistilling.com>
Thu 2/16/2023 6:00 PM
To: Abigail Belknap <Abigail@copperworksdistilling.com>

View this email in your browser

FROM GREAT BREWING COMES GREAT SPIRITS
COPPERWORKS DISTILLING CO.
SEATTLE, WA

We're expanding! Ready to join us?



With record spirits sales and whiskey production last year, Copperworks is experiencing rapid growth. We want you to be part of our exciting future! In 2021, we raised nearly $2 million through a crowdfunding campaign which allowed us to break ground on several projects to accommodate the growing demand for our award-winning craft spirits and capitalize on new customer experiences. **These projects are well underway**:

- A new tasting room, cocktail bar, and event space in Kenmore, WA, a fast-growing community just north of Seattle

- A new downtown Seattle restaurant, cocktail bar, and event space located next door to Copperworks' current waterfront distillery
- An immediate **threefold** increase in whiskey production (and **fivefold** increase in production capacity)

Now, we need your support to cross the finish line. We are moving towards another crowdfunding campaign and would like to gauge public interest in this exciting opportunity to invest in Copperworks. If you're interested or would simply like to know more about our expansion plans, let us know by completing the interest form via the button below.

I'm interested! Sign me up for more info.

Already an investor? Thank you! Your support means the world to us and has put us on the right track to expansion. We invite you to invest again as we approach the finish line.

Not interested? Even if you don't intend to participate in this offering, you can support us by spreading the word. Please feel free to forward this message to friends, family members, or colleagues who might be interested in this opportunity. No matter how you choose to support us, we appreciate you!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Expansion Project Updates

1. Tasting Room, Cocktail Bar, and Event Space in Kenmore

We are in the final stages of construction and plan to open this summer! While we await the installation of kitchen equipment, the cocktail bar, landscaping and other final touches, enjoy this sneak peek of the space, located right next to the popular Burke-Gilman Trail.


SPIRITS TASTING
COCKTAILS & FOOD
COPPERWORKS DISTILLING CO
KENMORE, WA

Click this image to view the architectural rendering of our new location in Kenmore.

The image below shows progress on the bar as of January 2023.


COPPERWORKS

2. Restaurant, Cocktail Bar, and Event Space in Downtown Seattle

We have leased a 7,000 square foot space next door to our distillery on the downtown Seattle waterfront. This space is currently in the design phase and will help us accommodate the rapid growth of tourists expected in the coming years with the completion of the Waterfront Park redevelopment project.



Click this image to view the architectural rendering of our next downtown Seattle location.

3. Making more Copperworks American Single Malt Whiskey!

Thanks to a partnership with Talking Cedar, a tribal-owned and state-of-the-art brewery, we are able to immediately increase our whiskey production and continue to grow our capacity in the near future. We no longer have the need to build our own facility (as planned in our previous crowdfunding campaign), which will save us millions in capital expenditure and years of construction. In other words, more whiskey will be available much sooner!





Join Us For Tours And Tastings

Open seven days a week


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY
MALT WHISKEY

Make reservations now

Copperworks Spirits In Stock

Free shipping on orders of $115


COPPER WORKS
GIN
COPPER WORKS
GIN
COPPER WORKS
WHISKEY
COPPER WORKS
WHISKEY
COPPER WORKS
PLUM GIN

Shop spirits now

Our distillery and tasting room is located at:
Copperworks Distilling Co.
1250 Alaskan Way
Seattle, WA 98101

You can update your preferences or unsubscribe from this list.

Seattle Tasting Room Hours
Sun–Mon noon – 5pm
Tue–Thurs noon – 6pm
Fri–Sat noon – 7pm

Distillery Tours
Fridays and Saturdays
Get reservations.

Parking validation available.

[Test] Early birds get more rewards!

Copperworks Distilling Co. <Marketing@CopperworksDistilling.com>
Fri 3/24/2023 4:11 PM
To: Abigail Belknap <Abigail@copperworksdistilling.com>

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FROM GREAT BREWING COMES GREAT SPIRITS
COPPERWORKS DISTILLING CO.
SEATTLE, WA

The early bird gets more rewards...

Still interested in investing in Copperworks? We've got more opportunities to get rewarded!


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY
MALT WHISKEY
DSP-WA-21028 • HC 53 G

In our previous newsletter, we shared the rewards that will be available based on the amount invested once our campaign officially launches. While those rewards will be available throughout the entirety of the campaign, there is another opportunity to get rewarded if you act quickly.

Due to SEC regulations, we can't say much more here. But, we can let you know that **an**

"early bird" bonus reward will only be available for a limited time when the offering opens. Stay tuned for the launch in order to maximize your investment!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Join Us For Tours And Tastings

Open seven days a week


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY
MALT WHISKEY

Make reservations now

Copperworks Spirits In Stock

Free shipping on orders of $115


COPPER WORKS
GIN
WHISKEY
PLUM GIN

Shop spirits now

Our distillery and tasting room is located at:
1250 Alaskan Way, Seattle, WA 98101

You can update your preferences or unsubscribe from this list.
**Note: Unsubscribing will cause you to lose access to all emails from Copperworks. If you are already an investor, you will lose access to important shareholder messages.*

Seattle Tasting Room Hours
Sun–Mon | noon – 5pm
Tue–Thurs | noon – 6pm
Fri–Sat | noon – 7pm

Distillery Tours
Fridays and Saturdays
Get reservations.

Parking validation available.

Special event! Waterways Cruise dinner feat. Copperworks

Copperworks Distilling Co. <Marketing@CopperworksDistilling.com>
Tue 2/21/2023 5:00 PM
To: Abigail Belknap <Abigail@copperworksdistilling.com>

View this email in your browser

FROM GREAT BREWING COMES GREAT SPIRITS
COPPERWORKS DISTILLING CO.
SEATTLE, WA

Special Event:
Waterways Cruises Pairing Dinner



Raise your glass and enjoy a spirits pairing dinner cruise with Copperworks Distilling Co. and Waterways Cruises on **Friday, March 24** from 6:30pm to 9:30pm.

Copperworks spirits and cocktails will be paired with a delicious five-course plated dinner as you cruise across the lake and Copperworks President and Co-Founder, Jason Parker, speaks to our handcrafted spirits.

As a thank-you for being a Copperworks supporter, we are pleased to offer a **discount** on your ticket price. We hope you'll join us for this special evening!

Reserve by **March 17** to receive 10% off your ticket ($109 per person, before tax).
Use promo code **CDP23** when you purchase your tickets online.

The cruise will include:

- 2.5-hour cruise on Lake Union and Lake Washington
- Your own private table
- A five-course plated dinner paired with Copperworks spirits and cocktail samples
- Spirits tasting guided by Jason Parker, Copperworks President and Co-Founder
- A souvenir Copperworks Glencairn glass to take home

- Full bar available for the purchase of featured beers, alcoholic and non-alcoholic beverages
- Please note: this cruise is for guests 21+

Book Now

Did you hear? We're expanding!

In our last newsletter, we gave an update on some expansion projects currently underway:

- A new tasting room, cocktail bar, and event space in Kenmore, WA, a fast-growing community just north of Seattle
- A new downtown Seattle restaurant, cocktail bar, and event space located next door to Copperworks' current waterfront distillery
- An immediate **threefold** increase in whiskey production (and **fivefold** increase in production capacity)


SPIRITS TASTING
COCKTAILS & FOOD
COPPERWORKS DISTILLING CO

Rendering of our Kenmore space - coming soon!



Rendering of our next downtown Seattle space.

We also announced that we're advancing towards a crowdfunding campaign to help us cross the finish line on these projects. Let us know if you'd like to receive updates about this exciting opportunity to invest in Copperworks!

I'm interested! Sign me up for more info.

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO

OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Join Us For Tours And Tastings

Open seven days a week


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY
MALT WHISKEY

Make reservations now

Copperworks Spirits In Stock

Free shipping on orders of $115


COPPER WORKS
GIN
WHISKEY
PLUM GIN

Shop spirits now

Our distillery and tasting room is located at:
Copperworks Distilling Co.
1250 Alaskan Way
Seattle, WA 98101

You can update your preferences or unsubscribe from this list.

Seattle Tasting Room Hours
Sun–Mon noon – 5pm
Tue–Thurs noon – 6pm
Fri–Sat noon – 7pm

Distillery Tours
Fridays and Saturdays
Get reservations.

Parking validation available.

WE'RE EXPANDING!

INVEST IN COPPERWORKS DISTILLING COMPANY


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY™
MALT WHISKEY
LOT NO.
BARREL NO.
DSP-WA-21028 • RC 53 G


SPIRITS TASTING
KENMORE, WA



INVEST IN COPPERWORKS DISTILLING CO.

OPPORTUNITY COMING SOON!

Last year, we broke ground on several expansion projects: a tasting room and cocktail bar in Kenmore, WA, a cocktail bar and event space next to our distillery in downtown Seattle, and a major increase in our whiskey production as demand for our award-winning spirits continues to grow. Now, we need your support to cross the finish line.

We invite you to join Copperworks as an investor through a SEC-regulated mechanism called Regulation Crowdfunding. Our campaign is launching soon, and we don't want you to miss out on this opportunity! Let us know you're interested and want to receive updates by scanning the QR code on the front of this card to complete our interest form.

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary. A person's indication of interest includes no obligation or commitment of any kind.

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Invest in Copperworks!
Interest Form

We have several expansion projects underway and need your support to cross the finish line. Here is what's in the works:

- A new tasting room, cocktail bar, and event space in Kenmore, WA, just north of Seattle
- A new cocktail bar, restaurant, and event space next to our distillery in downtown Seattle
- A major increase in our whiskey production (immediate) and overall production capacity

Please add your name and contact information to this form to receive details on our upcoming crowdfunding campaign. Thank you and we look forward to sharing details with you very soon about this exciting opportunity!

By completing this form, you agree to join our mailing list.
Questions? Contact Marketing@CopperworksDistilling.com

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary. A person's indication of interest includes no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

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2. Last Name *

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3. Email Address *

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4. ZIP Code

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5. How did you hear about this opportunity?

- ◯ Copperworks website
- ◯ Copperworks newsletter / email
- ◯ Facebook
- ◯ Instagram
- ◯ Media (Newspaper, website article, etc.)
- ◯ Direct mailer / postcard
- ◯ Word of mouth / from a friend
- ◯ Already an investor
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Update

We're expanding! Become an investor.

Copperworks is experiencing rapid growth and we want you to be part of our exciting future. Interested in learning more about our expansion projects and the **opportunity to invest in Copperworks**? Let us know!

Yes! I'm interested and want more information

No thanks, take me to the Copperworks website

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary. A person's indication of interest includes no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

Three expansion projects are underway to accommodate the growing demand for our award-winning spirits:


Copperworks New Kenmore Location Rend...

A new tasting room, cocktail bar

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1:42 PM
3/24/2023

Mail - Abig | Calendar - | Distillery In | What can I | Home - Ca | Postcards - | Marketing | We're expa

copperworksdistilling.com


Copperworks New Kenmore Location Rend...
COCKTAILS & FOOD

A new tasting room, cocktail bar, and event space in Kenmore, WA

We're excited to join the fast-growing community of Kenmore, just north of Seattle. This space is in the final stages of construction with a target opening date of summer 2023.

A new restaurant, cocktail bar, and event space in downtown Seattle

Located next door to our waterfront distillery and tasting room, this space has been leased and is currently in the design phase.


Copperworks New Downtown Location Ren...

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copperworksdistilling.com

Update

event space in downtown Seattle

Located next door to our waterfront distillery and tasting room, this space has been leased and is currently in the design phase.


COPPE


SEATTLE, WASHINGTON
COPPERWORKS
DISTILLING COMPANY
MALT WHISKEY
DSP-WA-21028 • RC 53 G

A major increase in our American Single Malt Whiskey production

In 2022, we saw record spirits sales and whiskey production.

Thanks to a recent partnership with Talking Cedar Brewery, we will see a **5x increase** in our production capacity.

op

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